UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-207092).

EXHIBITS

Pricing Agreement, dated March 7, 2016 (incorporating the Underwriting Agreement – Standard Provisions dated September 23, 2015) among América Móvil, S.A.B. de C.V., as Issuer, and Citigroup Global Markets Limited, HSBC Securities (USA) Inc., Société Générale, Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Merrill Lynch International and Morgan Stanley & Co. International plc, as Underwriters.	Exhibit 1.1

Twelfth Supplemental Indenture, dated as of March 10, 2016, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 1.500% Senior Notes due 2024.	Exhibit 4.1

Specimen of Global Note representing the 1.500% Senior Notes due 2024.	Exhibit 4.2

Thirteenth Supplemental Indenture, dated as of March 10, 2016, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 2.125% Senior Notes due 2028.	Exhibit 4.3

Specimen of Global Note representing the 2.125% Senior Notes due 2028.	Exhibit 4.4

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated March 10, 2016.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated March 10, 2016.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer